Russell Investment Company

909 A Street

Tacoma, WA 98402

August 24, 2007

Via EDGAR

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Russell Investment Company (CIK No. 0000351601, File Nos. 2-71299, 811-3153)
Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A

Dear Ms. Browning:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Russell Investment Company (the “Trust”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

•	Post-Effective Amendment No. 102, which was previously filed as of July 19, 2007 (Accession No. 0001193125-07-157996, EDGAR Type: 485APOS)

(the “Post-Effective Amendment”).

No securities were sold in connection with the Post-Effective Amendment.

The Trust requests withdrawal of the Post-Effective Amendment because it has been superseded by a subsequent filing.

Please forward a copy of the order consenting to the withdrawal of the Post-Effective Amendment to the undersigned at Russell Investment Company, 909 A Street, Tacoma, Washington 98402.

Sincerely,

Russell Investment Company

By:	/s/ Mary Beth Rhoden
Mary Beth Rhoden